UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41933

Haoxi Health Technology Limited

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

+86-10-13311587976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Change of Chief Financial Officer

On April 10, 2025, Ms. Yu Guo notified Haoxi Health Technology Limited (the “Company”) of her resignation as Chief Financial Officer (“CFO”) of the Company, effective as of April 10, 2025. Ms. Yu Guo has advised the Company that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancy created by Ms. Yu Guo’s departure, on April 11, 2025, the Board of Directors the Company appointed Ms. Dongxue Li as CFO, effective on April 12, 2025. The appointment of Ms. Li as CFO has a term of one year and may be extended for successive one-year terms, subject to earlier resignation or removal. She will receive an annual compensation of $12,000. The biographical information of Ms. Li is set forth below.

Since August 2024, Ms. Dongxue Li has acted as the financial reporting manager at Beijing Haoxi Digital Technology Co., Ltd., a wholly owned operating subsidiary of the Company. Prior to joining the Company, Ms. Li worked at the Shanghai Youtuo Public Relations Consulting Co., Ltd from 2012 to 2022, and she served as the senior finance manager of this company from July 2020 to December 2022, in charge of the financial reporting and internal control matters. Ms. Li earned her Bachelor’s degree in Accounting from the Northern College of Beijing University of Chemical Technology in 2011. She obtained the junior accounting professional qualification in China.

There are no family relationships between Ms. Dongxue Li and any director of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Li and any other person pursuant to which she was appointed as the CFO of the Company.

EXHIBIT INDEX

Exhibit No.	Description
10.1	The Employment Agreement with the CFO, dated April 11, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: April 14, 2025	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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